FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported) September 21, 2018



Winnebago Industries, Inc.

(Exact Name of Registrant as Specified in its Charter)

Iowa	001-06403	42-0802678
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

P.O. Box 152, Forest City, Iowa	50436
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code   **641-585-3535**

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

On September 21, 2018, Winnebago Industries, Inc., Winnebago of Indiana, LLC and Grand Design RV, LLC (collectively, the "Borrowers") entered into an amendment (the "Credit Amendment") to the Credit Agreement dated November 8, 2016 by and among the Borrowers, the other loan parties party thereto, the Lenders party thereto, and JPMorgan Chase Bank, N.A. as Administrative Agent.

The Credit Amendment increases the commitment under the asset-based lending facility by $40.0 million. After giving effect to the Credit Amendment, the revolving commitment under the credit facility is $165.0 million.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The description in Item 1.01 of this Current Report on Form 8-K is incorporated in its entirety into this Item 2.03 by this reference.

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(b) On September 24, 2018, Winnebago Industries, Inc. (the "Company" or "registrant") announced that current Board of Directors (the "Board") member Marti Rodamaker has decided that she will not seek re-election at the 2018 annual shareholders meeting.

(d) On September 24, 2018, the Company announced the appointment of Maria Blase to its Board effective September 24, 2018. Ms. Blase is President of the Fluid Management, Material Handling and Power Tools business of Ingersoll Rand, a world leader in creating comfortable, sustainable, and efficient environments. Ms. Blase has 25 years of experience with diverse industries including transport, buildings, services, manufacturing, pharmaceuticals and mining.

Ms. Blase will sit on the Audit and the Nominating and Governance Committees.

Ms. Blase will be compensated in accordance with the registrant's standard compensation policies and practices for the Board, the components of which were disclosed in the registrant's Proxy Statement for its 2017 Annual Meeting of Shareholders filed with the Securities and Exchange Commission on October 24, 2017 and amended on October 31, 2017, in the section titled "Director Compensation".

There are no transactions or relationships between the registrant and Ms. Blase that are reportable under Item 404(a) of Regulation S-K.

Ms. Blase is expected to stand for election to the Board at the 2018 annual shareholders meeting.

Item 7.01   Regulation FD Disclosure.

On September 24, 2018, the Company issued a news release announcing the appointment of Ms. Blase to the Board and the upcoming retirement of Ms. Rodamaker from the Board as described above under Item 5.02. A copy of the news release is furnished as Exhibit 99.1 and incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	News Release Issued by Winnebago Industries, Inc. dated September 24, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

WINNEBAGO INDUSTRIES, INC.

Date:	September 24, 2018	By:	*/s/ Stacy Bogart*
		Name:	Stacy Bogart
		Title:	Vice President, General Counsel and Corporate Secretary

Exhibit 99.1

 # News Release

Contact: Steve Stuber - Investor Relations - 952-828-8461 - srstuber@wgo.net
Media Contact: Sam Jefson - Public Relations Specialist - 641-585-6803 - sjefson@wgo.net

WINNEBAGO INDUSTRIES APPOINTS MARIA BLASE TO BOARD OF DIRECTORS

FOREST CITY, IOWA, September 24, 2018 - Winnebago Industries, Inc. (NYSE: WGO), a leading outdoor lifestyle product manufacturer, today announced the appointment of Maria Blase to its Board of Directors, effective September 24, 2018. Blase will sit on the Audit and the Nominating and Governance Committees. Winnebago further announced that it has temporarily increased the size of its Board of Directors from eight to nine.

Blase is President of the Fluid Management, Material Handling and Power Tools businesses of Ingersoll Rand (NYSE: IR), a world leader in creating comfortable, sustainable and efficient environments. Blase has 25 years of experience with diverse industries including transport, buildings, services, manufacturing, pharmaceuticals and mining. After joining Ingersoll Rand in 1999, she was promoted to various global financial roles, including chief financial officer of the Climate Solutions sector. In 2013, she was named President of the HVAC and Transport Latin America business of Ingersoll Rand, and in late 2017 assumed her current role.

"Maria is a highly-talented executive with a vast amount of public company experience both in financial and portfolio leadership roles," said Michael Happe, Winnebago Industries President and Chief Executive Officer. "Her unique global perspectives will be valuable as we work to take Winnebago Industries to new levels of growth and profitability. We welcome Maria to the board and look forward to the contributions she will make to our future."

Blase is a CPA and a graduate of Southern Illinois University, Edwardsville, where she received both her undergraduate and master's degrees in business administration and accounting.

Current Board Member Marti Rodamaker has also decided that she will not seek re-election at the 2018 Winnebago Industries annual shareholder meeting in December. It is anticipated that the size of the Board will be reduced from nine to eight directors at such time.

"We would like to thank Marti Rodamaker for her service and contributions as a director since joining the board in 2012," said Robert Chiusano, Chairman of the Board of Winnebago Industries. "Marti's financial and leadership experience has helped guide us during our transformation into a larger, more profitable outdoor lifestyle product manufacturer."

About Winnebago Industries
Winnebago Industries, Inc. is a leading U.S. manufacturer of outdoor lifestyle products under the Winnebago, Grand Design and Chris-Craft brands, which are used primarily in leisure travel and outdoor recreation activities. The Company builds quality motorhomes, travel trailers, fifth wheel products and boats. Winnebago Industries has multiple facilities in Iowa, Indiana, Oregon, Minnesota and Florida. The Company's common stock is listed on the New York and Chicago Stock Exchanges and traded under the symbol WGO. Options for the Company's common stock are traded on the Chicago Board Options Exchange. For access to Winnebago Industries' investor relations material or to add your name to an automatic email list for Company news releases, visit http://investor.wgo.net.